MN
MILLER NASH LLP
ATTORNEYS AT LAW

PORTLAND, OREGON
SEATTLE, WASHINGTON
VANCOUVER, WASHINGTON
CENTRAL OREGON
WWW.MILLERNASH.COM

3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, Oregon 97204-3699
OFFICE 503.224.5858
FAX 503.224.0155

Mary Ann Frantz, P.C.
maryann.frantz@millernash.com
(503) 205-2552 direct line

March 30, 2012

VIA FEDERAL EXPRESS AND EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Subject: **Harvard Illinois Bancorp, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed March 20, 2012
Filed by Stilwell Value Partners II, L.P., et al.
File No. 0-53935

Soliciting Material filed on Schedule 14A pursuant to Rule 14a-12
Filed on March 2, 2012
Filed by Stilwell Value Partners II, L.P., et al.
File No. 0-53935

Dear Mr. Hindin:

Stilwell Value Partners II, L.P., Stilwell Value Partners VII, L.P., Stilwell Partners, L.P., Stilwell Value LLC, Joseph Stilwell, Peter Wilson and Mark S. Saladin (collectively, the "Stilwell Group Members"), are in receipt of your letter dated March 29, 2012, regarding the subject filing. On behalf of the Stilwell Group Members, set forth below are their responses to the comments in your letter. The headings below correspond to the numbered comments and headings; we have included each comment in full, followed by the response. The Stilwell Group Members are simultaneously filing electronically via EDGAR the Group's Amended Preliminary Proxy Statement and related proxy card (together, the "Amended Preliminary Proxy Materials"). Enclosed with the paper copy of this letter are clean and black-lined copies of the Amended

Preliminary Proxy Materials, the latter marked to show revisions from the Stilwell Group's preliminary proxy statement filed on March 20, 2012.

Schedule 14A

Letter to Stockholders

1. Disclosure on this page indicates the board of directors was not considering a sale despite Stilwell Group's suggestions to the contrary. We note disclosure in the Company's prospectus filed on February 23, 2010 pursuant to Securities Act Rule 424(b) that "[f]or three years following the stock offering, applicable regulations prohibit any person from acquiring or offering to acquire more than 10% of [the Company's] common stock without the prior written approval of the Office of Thrift Supervision and the Illinois Department of Financial and Professional Regulation." In light of this restriction on transfer, please supplement the disclosure to clarify that any sale of the bank would require these additional approvals even if the board of directors approved such sale.

Response:

The letter has been revised to state that any sale of the bank prior to the third anniversary of the stock offering would require the approval of the appropriate regulators. (We note for the record that the Office of Thrift Supervision was closed last year.)

2. Disclosure on this page also states that "[i]n our April 2011 Schedule 13D filing, we said we would support management if they worked through the regulatory memorandum of understanding (MOU) and took steps to reach a normalized return on equity...But management has not gotten out from under the MOU..." It is our understanding that MOUs typically remain outstanding for a period of two regulatory exam cycles, that is, two to three years. Please revise to remove the implication that the Board has the ability to induce the Company's regulators to terminate the MOU over a shorter period of time but has failed to do so.

Response:

The MOU was entered into on September 2, 2010 (*see* the Company's Form 10-K, filed March 30, 2011, at p. F-55). The Company's Form 10-Q filed November 14, 2011, states:

"The Company has taken the relevant actions to comply with the terms of the agreement and believes it will be able to maintain compliance, although compliance will be determined by the Federal Reserve Board (FRB) which now supervises the Company, and not by the Company. The requirements of the MOU will remain in effect until the FRB decides to terminate, suspend or modify it." The Company has never made any disclosures to the effect that "MOUs typically remain outstanding for a period of two to three years." In fact, the above-quoted disclosure suggests that the Company is in compliance with the MOU, the MOU will remain in effect until the FRB so decides (with no reference as to any purported minimum time frame), and that the FRB can make the decision at any time. Therefore, we believe it would be contrary to the Company's own disclosures for the Group to be forced modify its statements when, based upon the Company's own disclosures, the FRB can remove the MOU at such time as it selects. If it is true that there is a two-year cycle for an MOU, then the Company should be required to amend its disclosures and so state.

3. Disclosure on this page also states that "[i]n October, the board amended the bylaws to hinder our efforts to seek board representation." It is our understanding that at the time the bylaw was adopted, the board was not aware of any effort by the Stilwell Group to secure board representation. While the bylaw amendment may have the effect of hindering the Stillwell [sic] Group's efforts, it is not clear that this was the board's intent in adopting such amendment. Please either provide support for such statement or revise accordingly.

Response:

We have revised the letter to comport with your comment.

4. Disclosure on this page also states that the Stilwell Group would support management if they "took steps to reach a normalized return on equity" but "management... has not reached a normalized return on equity..." and "the Company's return on equity in 2011, at less than one percent, was sub-par." Please supplement the disclosure to specify what is meant by a "normalized return on equity," why such measure is applicable to the Company and why the Company's return on equity was "sub-par." Please also provide support for the statement that the Company's return on equity was less than once [sic] percent.

Response:

The letter has been revised to include the requested information.

Election of the Stilwell Group's Nominee, page 3

5. Please expand the basis for the participants' recommendation that holders vote for Mr. Wilson. Current disclosure only states that the participants "believe he would be a strong addition to the Board." Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director, in light of the Company's business and structure. If material, this disclosure should cover more than the past five years, including information about the nominee's particular areas of expertise or other relevant qualifications. Please refer to Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K.

Response:

Please see page 3 of the Amended Preliminary Proxy Materials.

6. We note disclosure in the last paragraph on page 3 that the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:

We reserve the right to vote for unidentified substitute nominees only, "if the Company makes or announces any changes to its charter documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying our Nominee." Additionally, we reserve this right "to the extent this is not prohibited

under the Company's charter documents and applicable law." Please see page 4 of the Amended Preliminary Proxy Materials.

The Stilwell Group members confirm that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Other Matters

7. The Stilwell Group refers shareholders to information that it is required to provide that will be contained in the Company's proxy statement. We presume that the Stilwell Group is relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the Stilwell Group determines to disseminate its proxy statement prior to the distribution of the Company's proxy statement, it must undertake to provide the omitted information to security holders. Please advise as to the Stilwell Group's intent in this regard.

Response:

The Stilwell Group Members do not intend to mail their definitive proxy materials until after the March 30 record date for the Company's annual meeting. If the Company has distributed the subject information by the time the Group's definitive proxy materials are printed, it will be included. If, by that time, the Company has not distributed the information, the omitted information, other than information that persons other than the registrant are not required by Schedule 14A to provide to security holders, will be provided in additional definitive proxy materials mailed by the Group at a later date.

Solicitation; Expenses page 5

8. Disclosure indicates that the filing persons may solicit proxies by mail, e-mail, advertisement, telephone, facsimile and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

The Stilwell Group Members understand that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under cover of Schedule 14A on the date of first use.

Two Year Summary Table, page 11

9. The table on page 12 indicates that affiliates of the Stilwell Group acquired 40,000 shares of the Company's common stock on April 8, 2010 and continued to hold 40,000 shares of common stock after the April 26 transactions. Please advise why the Stilwell Group had not filed a beneficial ownership report with respect to these holdings pursuant to Regulation 13D-G prior to its initial Schedule 13D filed on April 1, 2011. Note that disclosure on the Company's Form 8-K filed April 9, 2010 and its Form 10-K for the fiscal year ended December 31, 2010 both appear to indicate that there was issued and outstanding 784,689 shares of the Company's common stock as of April 8, 2010 and March 31, 2011. In considering this comment, please refer to Exchange Act section 13(d)(6)(B), Exchange Regulation 14d-1(a) and (d), and Question 101.01 of the Compliance and Disclosure Interpretations: Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting (Last Update: November 16, 2009).

Response:

The acquisition of a total of 40,000 shares of the Company's common stock by Stilwell Value Partners I, L.P. and Stilwell Partners, L.P. on April 8, 2010, was made pursuant to the Company's stock offering that closed on that date. The offering was registered on the Company's Registration Statement on Form S-1 (File No. 333-161931) originally filed on September 15, 2009. Stilwell Value Partners I and Stilwell Partners are each investment limited partnerships managed and controlled by Joseph Stilwell. Section 13(d)(6)(A) of the Securities Exchange Act of 1934 (the "Exchange Act") exempts from the reporting requirements of Section 13(d) the acquisition of securities by means of a registration statement under the Securities Act of 1933. Accordingly, although the 40,000 shares of the Company's common stock acquired by members of the Stilwell Group comprised approximately 5.1% of the outstanding common stock of the Company on April 8, 2010, and thereafter, a Schedule 13D was not filed in reliance upon the exemption provided by Section 13(d)(6)(A).

No additional acquisitions of the Company's common stock by affiliates of Joseph Stilwell occurred until March 31, 2011. On March 30, 2011, however, upon reviewing purchases of the Company's common stock, the Group realized that a Schedule 13G reporting its 5.1% beneficial ownership was 6 weeks overdue (i.e., February 14, 2011). Inasmuch as the deadline had passed and the information had become stale due to the additional purchases, the Stilwell Group instead promptly prepared and filed a Schedule 13D on April 1, 2011.

Information About Nominees, page 12

10. Disclosure in this section indicates that both Messrs. Wilson's and Saladin's options will become exerciseable upon the occurrence of certain transactions specified in the Stock Option Agreement. We note that this appears to include a change of control. Given the disclosure earlier in the proxy statement suggesting the Stilwell Group's apparent interest in the sale of the Company, please supplement the disclosure in this section accordingly. Refer to Item 5 of Schedule 14A.

Response:

Please see pages A3 and A4 of the Amended Preliminary Proxy Materials.

Soliciting Material filed on Schedule 14A pursuant to Rule 14a-12

11. We note the statements that "[o]ver the past half-decade, the Board and Management have not been able to run a profitable bank," and "[b]anking in our country is changing, and some community banks as currently configured can not earn a profit." It is our understanding that the Company has been profitable and [sic] 2010 and 2011. Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. Support should be self-evident, disclosed in the solicitation materials, or provided to the staff on a supplemental basis.

Response:

Your comment is noted.

Closing Comments

Each of the Stilwell Group Members hereby acknowledges that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact the undersigned at (503) 205-2552 or Spencer L. Schneider at (212) 267-6900.

Very truly yours,

Mary Ann Frantz

Mary Ann Frantz, P.C.

ON BEHALF OF:
Stilwell Value Partners II, L.P.
Stilwell Value Partners VII, L.P.
Stilwell Partners, L.P.
Stilwell Value LLC
Joseph Stilwell
Peter Wilson
Mark S. Saladin